

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2014

Via E-Mail
Stephen Fraidin
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022

>   **Re: Allergan Inc.**
>   **PRRN14A filed June 24, 2014**
>   **Filed by Pershing Square Capital Management, L.P., et al.**
>   **File No. 1-10269**

Dear Mr. Fraidin:

We have reviewed the filing listed above and have the following comments. All page references refer to the redlined copy of your revised proxy statement. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by revising your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. All defined terms in this letter have the same meaning as in your proxy statement.

Revised Preliminary Proxy Statement filed on June 24, 2014

General

1. Refer to comment 1 in our comment letter dated June 17, 2014. As requested, fill in the blanks throughout the proxy statement. Information that is subject to change may be bracketed. As discussed today, please allow adequate additional time for staff review once all required information is included in a revised preliminary proxy statement.

Background and Past Contacts, page 6

2. See comment 5 in our prior comment letter. As requested, disclose any arrangements or understandings with respect to the funding provided by the Pershing Square Funds to PS Fund 1. If there are no such arrangements or understandings, so state in your response letter.

3. See comment 6 in our prior comment letter. Explain in greater detail why you elected to abandon the shareholder referendum. In prior proxy filings, you indicated that you reserved the right to pursue both the shareholder referendum and the option of calling a special meeting; therefore, your revised proxy statement should explain why you are now opting to pursue only the special meeting.

4. The Background section in the Form S-4 filed by Valeant in connection with its exchange offer for Allergan provides more detail about the background events leading up to this solicitation. Please revise to provide similar disclosure here.

5. See page 7 of the revised proxy statement. Identify the "certain Pershing Square entities" that entered into the limited liability company agreement for PS Fund 1.

Plans for the Special Meeting – Proposal 3, page 13

6. Revise to clearly describe all of the requirements for calling a special meeting that would be deleted if this Proposal passes.

Proposal 4, page 13

7. In your response letter and with a view to additional disclosure, analyze how Proposal 4 would operate in relation to Delaware corporate law. That is, we understand that Section 213 of the Delaware General Corporation Law does not vest with shareholders the authority to establish a record date for a meeting. Please revise or advise.

Proposals 5, page 14

8. Expand to describe Proposal 5 in greater detail. What "certain requirements" would this Proposal remove?

Proposal 8, page 14

9. We reissue comment 15 in our prior letter. We note that in other proxy materials, you have criticized very specifically actions or inaction by the Allergan Board, including the representative it designated to handle your acquisition proposal. If you are not able to specifically describe what actions Allergan must take or not take in order to implement this precatory proposal, please state that in the proxy statement and explain why.

If you have any questions regarding these comments or your filings in general, please contact me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions